Exhibit 99.1

Merus Labs and Norgine Enter into a Definitive Arrangement Agreement

•	Norgine to acquire all outstanding shares of Merus for $1.65 per share in cash

TORONTO and AMSTERDAM, May 11, 2017 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") TSX: MSL, NASDAQ: MSLI and Norgine B.V. ("Norgine") announced today that they have entered into a definitive agreement (the "Arrangement Agreement") under which Norgine will acquire all of the issued and outstanding common shares of Merus for $1.65 per share in cash including the assumption of all debt obligations, for a total enterprise value of approximately $342 million (the "Arrangement"). The transaction will be financed through a combination of available cash and new credit facilities that Norgine has secured prior to executing the Arrangement. The transaction price of $1.65 per share represents a premium of 63.4% to the closing price of $1.01 on the TSX on May 10, 2017 and a premium of 55.1% over the 30-day volume weighted average price of $1.06 on the TSX.

Norgine is a leading European specialist pharmaceutical company with a direct commercial presence in all major European markets. In 2016, Norgine's total sales revenue was €295 million. It employs over 1,000 people across its commercial, development and manufacturing operations and manages all aspects of product development, production, marketing, sales and supply.

Michael Cloutier, Chairman of Merus, commented:

"After a comprehensive review of strategic alternatives, and consultation with the Company's financial and legal advisors and the Special Committee of Independent Directors, our Board has unanimously concluded that this transaction is in the best interests of the Company and our stakeholders. We are pleased that this transaction appropriately recognizes the value of Merus' stable legacy product portfolio and strong cash flow."

Peter Stein, Chairman and Chief Executive Officer of Norgine, commented:

"Our acquisition of Merus will strengthen our position as the 'go-to' European specialist pharma company. The Merus team has built a strong platform of established products. We look forward to working closely with the Merus team to efficiently complete this transaction and welcoming them to Norgine."

Transaction Details

The transaction is subject to court approval, and the approval of the holders of at least 66⅔% of Merus' common shares present in person or represented by proxy at a special meeting of Merus shareholders to be called to consider the Arrangement. Directors and senior executive officers of Merus, who together hold an aggregate of approximately 5.7% of the issued and outstanding Merus common shares (calculated on a non-diluted basis), have entered into voting support agreements with Norgine in favour of the Arrangement. The Company intends to mail a proxy circular in the upcoming weeks to shareholders for a meeting expected to be held in July 2017.

In addition to shareholder and court approvals, the transaction is subject to customary closing conditions, including receipt of all regulatory approvals, and is expected to close by September 30, 2017.

The Arrangement Agreement includes a non-solicitation covenant on the part of Merus, subject to customary "fiduciary out" provisions that entitle Merus to consider and accept unsolicited superior proposals and a right in favour of Norgine to match any superior proposal. If the Arrangement Agreement is terminated in certain circumstances, including if Merus enters into an agreement with respect to a superior proposal or if the Board of Directors of Merus (the "Board") withdraws or modifies its recommendation with respect to the Arrangement, Norgine will be entitled to a termination fee of $7.5 million. Full details of the Arrangement will be included in an information circular to be mailed to Merus shareholders in accordance with applicable securities laws.

The Board, after consultation with its financial and legal advisors unanimously recommends that Merus shareholders vote in favour of the Arrangement. The Board has also received fairness opinions from both Rothschild & Co. and Clarus Securities Inc. in connection with the Arrangement Agreement to the effect that, as of the date of such opinions, and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Merus' common shareholders pursuant to the Arrangement is fair from a financial point of view.

The transaction is structured as a plan of arrangement under the Business Corporations Act (British Columbia). Further details regarding the terms of the transaction are set out in the Arrangement Agreement which will be publicly filed by Merus under its profile at www.sedar.com.

Advisors

Rothschild & Co. is acting as financial advisor and Torys LLP is acting as legal counsel to Merus. RBC Capital Markets is acting as financial advisor and Stikeman Elliott LLP is acting as legal counsel to Norgine.

About Merus

Merus is a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. The Company leverages its expertise and scalable platform across Europe, Canada and select other markets to deliver value.

About Norgine

Norgine is a leading European specialist pharmaceutical company with a direct commercial presence in all major European markets. In 2016, Norgine's total revenue was €368 million, including product sales, partnering milestones and other income. Norgine employs over 1,000 people across its commercial, development and manufacturing operations and manages all aspects of product development, production, marketing, sale and supply. Norgine specialises in gastroenterology, hepatology, cancer and supportive care. Norgine is headquartered in the Netherlands. Norgine owns a R&D site in Hengoed, Wales and two manufacturing sites in Hengoed, Wales and Dreux, France. For more information, please visit www.norgine.com

In 2012, Norgine established a complementary business Norgine Ventures, supporting innovative healthcare companies through the provision of debt-like financing in Europe and the US. For more information, please visit www.norgineventures.com.

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the proposed acquisition of Merus by Norgine, the expected timing, impact and sources of funding the transaction, the anticipated benefits of the transaction, effects on footprint, expected synergies, and certain combined operational, financial and other information and projections, and other statements that are not historical facts. Such statements involve assumptions relating to the receipt, in a timely manner of regulatory, shareholder and Canadian court approvals in respect of the transaction and may also involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets.

Although the Company's management believes that the assumptions underlying these forward-looking statements are reasonable, as of the date of this news release, they are subject to change after such date. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from any future results expressed or implied by these statements. There are also risks that are inherent in the nature of the transaction, including: risks regarding the integration of the two entities; incorrect assessments of the values of the other entity; and failure to obtain any required regulatory or other approval (or to do so in a timely manner). There is no assurance that the transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The anticipated timeline for completion of the transaction may change for a number of reasons, including the inability to secure necessary regulatory, Canadian court or other approvals in the time assumed or the need for additional time to satisfy the conditions to completion of the transaction. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for the year ended September 30, 2016 for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements except as required by applicable securities laws.

SOURCE Merus Labs Inc.

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%SEDAR: 00033795E

For further information: For Further Information on Merus Labs: Dr. Michael Bumby, CFO, T: +1.905.726.0995, info@meruslabs.com, www.meruslabs.com; For Further Information on Norgine: Finance: Christopher Bath, CFO, T: +44(0)1895 453723; Media: Isabelle Jouin, T: +44 (0)1895 453643; Follow us @norgine; www.norgine.com

CO: Merus Labs Inc.

CNW 07:00e 11-MAY-17